FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 30, 2009

Commission File Number: 001-33821

VISIONCHINA MEDIA INC.

(Translation of registrant’s name into English)

1/F Block No.7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         N/A

VISIONCHINA MEDIA INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONCHINA MEDIA INC.

Date: October 30, 2009	By:	/S/ SCOTT CHEN
Scott Chen
Chief Financial Officer

3

Exhibit 99.1

VisionChina Media Inc. Announces Third Quarter 2009 Results

Company Achieves Total Revenue of $30.8 million

Company Records EPS of $0.10

BEIJING, Oct. 29 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights

— Total revenues in the third quarter of 2009 remained stable at $30.8 million, unchanged from the second quarter of 2009.

— Gross profit in the third quarter of 2009 was $15.4 million, representing a decrease of 6.3% from $16.4 million in the second quarter of 2009.

— Operating profit in the third quarter of 2009 was $7.3 million, representing a slight decrease of 0.7% from $7.4 million in the second quarter of 2009.

— Net income attributable to VisionChina Media’s shareholders in the third quarter of 2009 was $7.2 million, representing a slight increase of 1.6% from $7.1 million in the second quarter of 2009.

— The Company’s third quarter 2009 net income attributable to VisionChina Media’s shareholders, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), was $9.1 million, exceeding Company guidance.

— Basic and diluted net income per share (each ADS represents one common share) in the third quarter of 2009 were both $0.10, unchanged from $0.10 for both in the second quarter of 2009.

— Net cash generated from operating activities totaled $8.1 million in the third quarter of 2009. The Company had cash and cash equivalents of $112.7 million as of September 30, 2009.

— The Company’s advertising network covered 18 cities as of September 30, 2009 and 19 cities as of October 1, 2009.

— Network capacity, as measured by total broadcasting hours, reached 34,778 hours in the third quarter of 2009, compared to 31,834 hours in the third quarter of 2008 and 34,399 hours in the second quarter of 2009.

— As of September 30, 2009, the Company’s advertising network included 84,560 digital displays on buses, subway trains and platforms as well as other platforms, compared to 82,349 digital displays at the end of the second quarter of 2009.

— In the third quarter of 2009, the Company sold a total of 238,484 advertising minutes in its advertising network compared to 220,063 minutes in the second quarter of 2009.

— The Company sold an average of 6.86 advertising minutes per broadcasting hour in the third quarter of 2009, compared to 9.33 minutes per broadcasting hour in the third quarter of 2008 and 6.40 minutes per broadcasting hour in the second quarter of 2009.

— Average advertising service revenues per broadcasting hour were $845 in the third quarter of 2009 compared to $1,116 per broadcasting hour in the third quarter of 2008, and $865 per broadcasting hour in the second quarter of 2009.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer said, “In what remained a challenging sales environment in the third quarter, we were pleased to see our net revenues remain strong at $30.8 million and net income increase to $7.2 million. While the advertising market remains uncertain in the near term, we are starting to see promising signs of recovery and remain optimistic about the future. Our third quarter results show that we have been able to mitigate the negative effects of a competitive sales environment and have been able to stabilize our performance relative to competition.”

Mr. Li continued, “Recently, we have taken great strides in execution of our corporate strategy with the announcement of our impending acquisition of Digital Media Group (DMG), the addition of Xiamen to our bus network, the three-year renewal of our bus and ferry network in Hangzhou as well as the addition of Metro Line No. 5 to our existing subway network in Guangzhou. These steps firmly establish VisionChina as the market share leader in the outdoor mobile television and advertising industry in China and position us well to benefit as the industry and the overall advertising market gain strength and momentum in the coming quarters and years.”

Mr. Scott Chen, VisionChina Media’s chief financial officer, added, “While advertising spending remained cautious in the third quarter, we believe the recent acceleration in GDP growth in China is a strong positive for our industry. According to our sales force, preliminary discussions with clients regarding 2010 are progressing well and have provided indication of increased demand for next year. To meet this demand effectively, we have proactively taken steps to strengthen our position versus our competitors. Although industry competition will continue to make 2009 a challenging year, we believe that our recent strategic initiatives greatly enhance the value of our bus and subway networks for our advertisers. We are confident that VisionChina Media is well positioned in our competitive landscape to capitalize on future industry growth and from upcoming events such as the 2010 Shanghai World Expo and the 16th Asian Games to be held in Guangzhou at the end of 2010.”

Third Quarter 2009 Results

VisionChina Media’s total revenues were $30.8 million in the third quarter of 2009, a decrease of 14.3% compared to $35.9 million in the third quarter of 2008 and unchanged from $30.8 million in the second quarter of 2009. The year-over-year decrease was primarily due to the relatively stronger performance of the Company during the Beijing Olympics in the third quarter of 2008 compared with a markedly different sales environment in 2009.

Total broadcasting hours reached 34,778 in the third quarter of 2009 compared to 31,834 in the third quarter of 2008 and 34,399 in the second quarter of 2009. Average advertising revenues per broadcasting hour were $845 in the third quarter of 2009 compared to $1,116 in the third quarter of 2008 and $865 in the second quarter of 2009. The Company sold an average of 6.86 advertising minutes per broadcasting hour in the third quarter of 2009 compared to 9.33 minutes per broadcasting hour in the third quarter of 2008 and 6.40 minutes per broadcasting hour in the second quarter of 2009. In the third quarter of 2009, the Company sold a total of 238,484 advertising minutes in its advertising network compared to 297,135 minutes in the third quarter of 2008 and 220,063 minutes in the second quarter of 2009. During the third quarter of 2009, 334 advertisers purchased advertising time on the Company’s advertising network either directly or through advertising agents compared to 274 advertisers in the second quarter of 2009.

Media cost, the most significant component of the Company’s advertising service cost of revenues, was $12.6 million in the third quarter of 2009, representing 81.8% of total advertising service costs, compared to $8.5 million, representing 72.9% of total advertising service costs in the third quarter of 2008, and $11.7 million, representing 81.4% of total advertising service costs in the second quarter of 2009. The increase in media cost from the second quarter of 2009 was due to an anticipated increase in certain concession contract costs and an increase in purchasing advertising time on behalf of our advertisers in certain non-exclusive cities during the quarter.

Gross profit in the third quarter of 2009 was $15.4 million, representing a decrease of 36.4% from $24.2 million in the third quarter of 2008, and a decrease of 6.3% from $16.4 million in the second quarter of 2009. Advertising service gross margin was 49.9% in the third quarter of 2009, compared to 67.4% in the third quarter of 2008 and 53.3% in the second quarter of 2009. The year-over-year decrease in gross margin was primarily due to an increase in fixed media costs from the Company’s expansion of its network across new cities and media platforms over the year as well as a comparison to the Company’s relatively stronger performance during the Beijing Olympics in the third quarter of 2008. The slight quarter-over-quarter decrease in gross margin was a result of an increase in media costs.

Selling and marketing expenses were $6.4 million in the third quarter of 2009, representing an increase of 18.9% compared to $5.3 million in the third quarter of 2008, and a decrease of 5% compared to $6.7 million in the second quarter of 2009. Selling and marketing expenses represented 20.6% of the Company’s advertising service revenues in the third quarter of 2009 compared to 21.7% in the second quarter of 2009. We attribute the slight decrease in sales and marketing expenses compared to the second quarter of 2009 to the implementation of cost control measures.

General and administrative expenses were $1.6 million in the third quarter of 2009, representing an increase of 8.5% compared to $1.5 million in the third quarter of 2008, and a decrease of 22.8% compared to $2.1 million in the second quarter of 2009. We attribute the quarter-over-quarter decrease in general and administrative expenses to the implementation of cost control measures.

Losses from equity method investments related to the Company’s nine joint ventures amounted to $0.32 million in the third quarter of 2009, compared to a loss of $0.04 million in the third quarter of 2008, and a loss of $0.23 million in the second quarter of 2009.

Operating profit was $7.3 million in the third quarter of 2009, representing a decrease of 57.8% from $17.3 million in the third quarter of 2008, and a slight decrease of 0.7% from $7.4 million in the second quarter of 2009. We attribute the quarter-over-quarter decrease in operating profit primarily to the increase in the cost of revenues in the third quarter of 2009, which was greater than the Company’s decrease in operating expenses during the quarter.

In the third quarter of 2009, the Company recorded a tax expense of $0.52 million representing an effective tax rate of 6.7%.

Net income attributable to VisionChina Media’s shareholders was $7.2 million in the third quarter of 2009, representing a decrease of 60.2% from $18.1 million in the third quarter of 2008, and an increase of 1.6% from $7.1 million in the second quarter of 2009. Basic and diluted net income per share for the third quarter of 2009 were both $0.10. The Company’s third quarter 2009 net income attributable to VisionChina Media’s shareholders, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), was $9.1 million.

The total number of cities covered by VisionChina Media’s advertising network stood at 18 as of September 30, 2009. The company added the city of Xiamen to its exclusive network on October 1, 2009.

As of September 30, 2009, the Company’s network had grown to include 84,560 total digital displays on buses, subway trains and platforms as well as other platforms, compared to 62,250 digital displays at the end of the third quarter of 2008 and 82,349 at the end of the second quarter of 2009.

As of September 30, 2009, the Company had 535 employees, compared to 524 employees as of June 30, 2009. Of the Company’s total employees as of September 30, 2009, 346 employees were sales and marketing personnel, compared to 337 as of June 30, 2009.

As of September 30, 2009, the Company had cash and cash equivalents of $112.7 million compared to $108.4 million as of June 30, 2009.

Other Recent Developments

On October 15, 2009, the Company announced an agreement to acquire Digital Media Group (“DMG”), a leader in China’s subway mobile television advertising market. The transaction will create the largest and most comprehensive mobile television advertising network in China, furthering VisionChina Media’s goal to become the foremost digital television platform reaching daytime audiences in China. The total consideration for the transaction is $160 million in cash and shares payable by the Company to eligible shareholders of DMG in three installments over two years including the first installment of $100 million payable at the closing of the transaction. Two subsequent installments of $30 million each will be paid on the first and second anniversaries, respectively, of the closing of the transaction. Of the initial $100 million, $40 million will be paid in cash and $60 million will be paid in shares.

Upon closing, the combined company will operate bus networks in 19 of China’s most affluent cities, including Beijing, Guangzhou and Shenzhen. The combined company will also have exclusive subway networks in eight key cities in China, including all four of China’s “Tier I” cities, Beijing, Guangzhou, Shenzhen and Shanghai, as well as on Hong Kong’s Airport Express line. The combined company will cover 22 cities and provide a strong platform for the long-term development of the nationwide digital mobile television industry in China.

On October 16, 2009, the Company announced that it had signed an exclusive agreement expanding its network coverage to include Xiamen, a city of 2.5 million residents that is designated as one of China’s few special economic zones. This exclusive agreement, which has a term of 39 months, became effective on October 1, 2009, and grants VisionChina Media the right to sell a minimum of 100 advertising minutes per day to non-Xiamen-based national advertisers during 18 hours of daily programming supplied by Xiamen TV Digital Media Co. Ltd. The Xiamen network features 1,800 screens and a fleet of over 1,100 buses. According to the Xiamen Bureau of Statistics, in 2008 Xiamen had a total GDP of RMB156 billion, or approximately $22.8 billion.

On October 19, 2009, the Company announced the renewal and extension of its exclusive contract with Hangzhou New & Mobile Media to continue operation of the Company’s mobile digital television advertising network on buses and ferries in Hangzhou, the capital city of China’s Zhejiang province. The new three-year contract will commence on January 1, 2010 and grants VisionChina Media the exclusive right to operate mobile television advertising on all public buses and ferries covered by the mobile television network operated by Hangzhou New & Mobile Media. The Hangzhou network currently features 3,425 buses and 101 ferries reaching approximately 3 million viewers each day.

On October 22, 2009, the Company announced that it had signed a 16-month contract with Guangzhou Metro TV Media Company (“GMTM”) to add the new Metro Line No. 5 to the Company’s existing subway network in the city of Guangzhou upon the opening of that line on January 1, 2009. Metro Line No. 5 will serve as a main artery and operate through the downtown area of Guangzhou. Including the new line, the Guangzhou subway system will feature a network of five lines covering 150 kilometers of track accessed via 91 subway stations. The addition of Line No. 5 to the Company’s existing subway network in Guangzhou is an important step in the Company’s strategic expansion plan. In 2010, Guangzhou will host the 16th Asian Games. This major sporting event is expected to attract millions of visitors of all nationalities and the Company is well positioned to explore the advertising opportunities presented by the event. Guangzhou, the capital city of Guangdong province, has over 10 million residents. Seventy-five percent of subway platforms and stations are located in major business centers and densely populated areas of the city. According to official national statistical data, Guangzhou’s GDP reached RMB821.6 billion in 2008 and ranked third among all cities in China.

Business Outlook

The Company reiterates the full-year guidance provided with its second quarter results and expects total revenues to range from $121 million to $124 million. The Company expects net income attributable to VisionChina Media’s shareholders for the full year of 2009, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), to be between $31.0 million and $33.0 million.

The Company bases these estimates on a foreign exchange rate of RMB6.840 per US$1.00.

The Company noted that its guidance is based on its current network of 19 cities that, as of the release date, have already been secured by contract. If and when more cities or lines are added, management’s forecast will be impacted.

Conference Call

VisionChina’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on October 29, 2009 (8:00 AM Beijing/Hong Kong Time on October 30, 2009).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	+1-866-543-6411
Hong Kong:	+852-3002-1672
International:	+1-617-213-8900
Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until November 28, 2009.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	40714904

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reaches over 40 million viewers each day in China, according to CTR Market Research. As of September 30, 2009, VisionChina Media’s advertising network included 84,560 digital television displays on mass transportation systems in 18 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen. On October 1, 2009, the Company added the city of Xiamen to its exclusive advertising network. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation and amortization of intangible assets. The company believes that the non-GAAP financial measures provide investors with another method of assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

VisionChina Media Inc.

Mrs. Helen Plummer

Investor Relations Officer

Tel: +86 13911672124

Email: helen.plummer@visionchina.cn

Ogilvy Financial, Beijing

Mr. Derek Mitchell

Tel: +86-10-8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Ogilvy Financial, New York

Ms. Jessica Barist Cohen

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvypr.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars)

	September 30, 2009	June 30, 2009	December 31, 2008
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	112,655,218	108,423,533	163,248,286
Accounts receivable, net	45,898,745	42,339,324	38,296,590
Amounts due from related parties	4,796,170	5,360,175	5,225,564
Prepaid expenses and other current assets	11,772,361	12,755,064	9,431,279
Deferred tax assets	152,675	131,464	273,325
Total current assets	175,275,169	169,009,560	216,475,044
Non-current Assets:
Fixed assets, net	9,445,797	9,992,372	10,205,784
Investments under equity method	6,765,512	7,073,617	7,686,065
Other investments	2,660,034	2,268,619	2,276,034
Long-term prepayments and deposits	22,605,286	22,478,630	21,888,068
Intangible assets	11,929,289	12,607,368	14,034,343
Goodwill	56,998,947	56,938,990	21,074,229
Total non-current assets	110,404,865	111,359,596	77,164,523
TOTAL ASSETS	285,680,034	280,369,156	293,639,567

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	1,921,132	1,797,645	1,237,262
Amounts due to related parties	712,774	917,542	786,284
Consideration payable	—	2,998,639	30,734,610
Income tax payable	1,512,307	981,573	39,209
Accrued expenses and other current liabilities	7,270,756	8,082,401	9,507,341
Total current liabilities	11,416,969	14,777,800	42,304,706
Non-current Liabilities:
Consideration payable	5,188,296	5,182,838	2,776,173
Deferred tax liabilities	2,606,638	2,707,447	2,924,073
Total non-current liabilities	7,794,934	7,890,285	5,700,246
Total liabilities	19,211,903	22,668,085	48,004,952

Equity:
Common shares	7,181	7,155	7,182
Additional paid-in capital	191,036,920	189,687,145	190,694,719
Accumulated profits	64,480,405	57,294,128	43,509,296
Accumulated other comprehensive income	10,479,315	10,224,042	10,862,017
Total VisionChina Media Inc. shareholders’ equity	266,003,821	257,212,470	245,073,214
Non-controlling interest	464,310	488,601	561,401
Total equity	266,468,131	257,701,071	245,634,615
TOTAL LIABILITIES AND EQUITY	285,680,034	280,369,156	293,639,567

Note 1:	Information extracted from the audited financial statements included in the 2008 Form 20-F of the Company filed with the Securities and Exchange Commission on April 6, 2009.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars,

except number of shares and per share data)

	For three months ended
	September 30, 2009	June 30, 2009	September 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	30,785	30,806	35,871
Advertising equipment revenue	—	—	38
Total revenues	30,785	30,806	35,909
Cost of revenues:
Advertising service cost	-15,416	-14,401	-11,703
Advertising equipment cost	—	—	-34
Total cost of revenues	-15,416	-14,401	-11,737
Gross profit	15,369	16,405	24,172
Operating expenses:
Selling and marketing	-6,356	-6,692	-5,345
General and administrative	-1,646	-2,131	-1,517
Total operating expenses	-8,002	-8,823	-6,862
Government grant	245	—	—
Loss from equity method investees	-315	-230	-38
Operating profit	7,297	7,352	17,272
Interest income	380	343	826
Other expenses	—	-3	-20
Net income before income taxes	7,677	7,692	18,078
Income tax expenses	-515	-640	-29
Net income	7,162	7,052	18,049
Net loss attributable to non-controlling interest	24	24	25
Net income attributable to VisionChina Media Inc. shareholders	7,186	7,076	18,074

Net income attributable to VisionChina Media Inc. shareholders per share:
Basic	0.10	0.10	0.26
Diluted	0.10	0.10	0.25

Shares used in computation of net income attributable to VisionChina Media Inc. shareholders per share:
Basic	71,603,160	71,468,554	70,873,656
Diluted	72,487,904	72,383,487	73,292,630

Share-based compensation expenses during the related periods included in:
Cost of revenues	-13	-7	-10
Selling and marketing expenses	-1,015	-988	-337
General and administrative expenses	-160	-129	-67
Total	-1,188	-1,124	-414

Reconciliation from GAAP net income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income attributable to VisionChina Media Inc. shareholders:
Net income attributable to VisionChina Media Inc. shareholders (GAAP)	7,186	7,076	18,074
Add back share-based compensation expenses during the related periods	1,188	1,124	414
Add back intangible assets amortization expenses during the related periods	691	689	634
Net income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	9,065	8,889	19,122

SOURCE VisionChina Media Inc.